

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

Via e-mail
AeroGrow International, Inc.
Mr. H. MacGregor Clarke, Chief Financial Officer and Treasurer
607 Longbow Dr., Suite 200
Boulder, CO 80301

    Re: **AeroGrow International, Inc.**
            Form 10-K for the year ended March 31, 2011
            Filed August 15, 2011
            File No. 1-33531

Dear Mr. Clarke:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Branch Chief